EXHIBIT 99.1

FARMMI, INC.

ROOM 1803, 18F, DIKAI GINZA, 29 JIEFANG EAST ROAD, JIANGGAN DISTRICT

HANGZHOU CITY, ZHEJIANG PROVINCE 310016

PEOPLE’S REPUBLIC OF CHINA

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 23, 2023

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE YOUR SHARES PROMPTLY

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an annual general meeting (the “Annual General Meeting”) of shareholders of FARMMI, INC. (the “Company,” “Farmmi”, “we,” “us” or “our”), to be held on March 23, 2023 commencing at 10:00 A.M., Beijing Time (10 P.M. Eastern Time on March 22, 2023), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China, which will be held for the purpose of considering, and if thought fit, approving the following resolutions:

(1) AN ORDINARY RESOLUTION THAT the appointment of YCM CPA Inc. to serve as the independent registered accountant of Farmmi for the fiscal year ending September 30, 2023 be ratified and approved.

(2) AN ORDINARY RESOLUTION THAT Yefang Zhang, Zhengyu Wang, Hongdao Qian, Hui Ruan and Qinyi Fu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified.

(3) AN ORDINARY RESOLUTION THAT the authorised share capital of the Company be increased from (i) US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each, to (ii) US$2,500,000 divided into 100,000,000 ordinary shares of US$0.025 par value each, by the creation of additional 76,000,000 ordinary shares of US$0.025 par value each.

(4) Such other business as may properly come before the meeting or any adjournment thereof.

The approval of the first proposal, the second proposal, and the third proposal requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s ordinary shares at the close of business on February 15, 2023 are entitled to notice of the Annual General Meeting and to vote and have their votes counted at the Annual General Meeting and any adjournments or postponements of the Annual General Meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

A copy of the Company’s 2022 Annual Report on Form 20-F is enclosed. This notice and the proxy statement are first being mailed to shareholders on or about February 17, 2023.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY FAX, (2) THROUGH THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Annual General Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the shareholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on these proposals.

If you fail to return your proxy card, grant your proxy electronically over the Internet or vote by ballot in person at the Annual General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Annual General Meeting. If you are a shareholder of record, voting in person by ballot at the Annual General Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote in person at the Annual General Meeting.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

Farmmi, Inc.

Date: February 17, 2023	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chairwoman of the Board

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2022

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS	1

FORWARD-LOOKING STATEMENTS	3

THE ANNUAL GENERAL MEETING	4

PROPOSAL 1: REIFICATION OF THE AUDITOR	6

PROPOSAL 2: ELECTION OF DIRECTORS	7

PROPOSAL 3: INCREASE OF THE AUTHORIZED SHARE CAPITAL	10

OTHER MATTERS	11

WHERE YOU CAN FIND MORE INFORMATION	11

MISCELLANEOUS	11

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Farmmi, Inc. (“Farmmi” or the “Company”), may have regarding the Proposals and related matters being considered at Farmmi’s annual general meeting for THE FISCAL YEAR ENDED SEPTEMBER 30, 2022, which is referred to herein as the “Annual General Meeting”.

Q:	Why am I receiving this proxy statement?

A:

The board of directors of Farmmi (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned Farmmi ordinary shares at the close of business on February 15, 2023, the “Record Date” for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, is being mailed to shareholders on or about February 17, 2023. Farmmi has made these materials available to you on the Internet, and Farmmi has delivered printed proxy materials to you or sent them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your Farmmi ordinary shares.

Q:	When and where will the Annual General Meeting be held?

A:

The Annual General Meeting will be held on March 23, 2023 at 10:00 A.M., Beijing Time (10 P.M. Eastern Time on March 22, 2023), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

Q:	On what matters will I be voting?

A:

(1) AN ORDINARY RESOLUTION THAT the appointment of YCM CPA Inc. to serve as the independent registered accountant of Farmmi for the fiscal year ending September 30, 2023 be ratified and approved.

(2) AN ORDINARY RESOLUTION THAT Yefang Zhang, Zhengyu Wang, Hongdao Qian, Hui Ruan and Qinyi Fu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified.

(3) AN ORDINARY RESOLUTION THAT the authorised share capital of the Company be increased from (i) US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each, to (ii) US$2,500,000 divided into 100,000,000 ordinary shares of US$0.025 par value each, by the creation of additional 76,000,000 ordinary shares of US$0.025 par value each.

(4) Such other business as may properly come before the meeting or any adjournment thereof.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If Farmmi shareholders fail to approve a resolution, such resolution cannot be passed and approved.

Q:	What happens if I sell my shares after the Record Date, but before the Annual General Meeting?

A:

The Record Date is earlier than the date of the Annual General Meeting. If you transfer your shares of the Company after the Record Date but before the Annual General Meeting, you will retain your right to vote at the Annual General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your Farmmi ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, the address shown on your proxy card;

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(2)	By fax, by faxing your signed proxy card to 1.727. 269.5616;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

For a discussion of the rules regarding the voting of shares held by beneficial owners, please see the question below entitled “If I am a beneficial owner of Farmmi ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?”

Q:	What vote is required to approve each proposal?

A:

The approval of the first proposal, ratification of the auditor, the second proposal, election of directors, and the third proposal, authorized share capital increase, requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:

Holders of Farmmi ordinary shares are entitled to one vote for each share of Farmmi ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 23,906,985 outstanding Farmmi ordinary shares.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Annual General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Annual General Meeting?

A:

The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Annual General Meeting in person or by proxy will be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	If I am a beneficial owner of Farmmi ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A:

If you are a registered shareholder and do not provide a proxy, you must attend the shareholder meeting in order to vote your shares. We encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the proposals can be considered.

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Q:	What will happen if I return my proxy card without indicating how to vote?

A:

Proxy cards that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3, and 4 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Annual General Meeting in person?

A:

Yes. Please bring proper identification, together with proof that you are a record owner of Farmmi ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Farmmi ordinary shares on the record date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned Farmmi stock on the Record Date or (b) an account statement showing that you beneficially owned Farmmi stock on the Record Date.

FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, Farmmi’s plans, strategies and prospects, both business and financial. Although Farmmi believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Farmmi cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in Farmmi’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the ability to maintain the listing of Farmmi’s ordinary shares on NASDAQ following the shareholder meeting;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	and the other factors summarized under the section entitled “Risk Factors”.

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You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of Farmmi or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Farmmi has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a shareholder grants its proxy or instructs how its vote should be cast regarding the ratification of the auditor proposal, election of directors proposal and the increase of the authorized shares proposal, they should be aware that the occurrence of the events described under “Risk Factors” from time to time in Farmmi’s filings with the SEC may adversely affect Farmmi.

THE ANNUAL GENERAL MEETING

Date, Time and Place of the Annual General Meeting

The Annual General Meeting will be held on March 23, 2023 at 10:00 A.M., Beijing Time (10 P.M. Eastern Time on March 22, 2023) at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China to consider and vote upon the proposals.

Purpose of the Annual General Meeting

At the Annual General Meeting, Farmmi is asking its shareholders as of the record date of February 15, 2023 (the “Record Date”) to consider, vote upon and approve the following resolutions:

(1)

Ratification of the Auditor: AN ORDINARY RESOLUTION THAT the appointment of   YCM CPA Inc. to serve as the independent registered accountant of Farmmi for the fiscal year ending September 30, 2023 be ratified and approved.

(2)

Election of Directors: AN ORDINARY RESOLUTION THAT Yefang Zhang, Zhengyu Wang, Hongdao Qian, Hui Ruan and Qinyi Fu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified.

(3)

Increase of the Authorised Share Capital: AN ORDINARY RESOLUTION THAT the authorised share capital of the Company be increased from (i) US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each, to (ii) US$2,500,000 divided into 100,000,000 ordinary shares of US$0.025 par value each, by the creation of additional 76,000,000 ordinary shares of US$0.025 par value each.

(4)	Such other business as may properly come before the meeting or any adjournment thereof.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Annual General Meeting if they owned Farmmi ordinary shares on the Record Date. Shareholders will have one vote for each share of Farmmi ordinary shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 23,906,985 outstanding Farmmi ordinary shares.

A quorum of Farmmi shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

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Vote Required; Abstentions and Broker Non-Votes

The approval of the first proposal, ratification of the auditor, the second proposal, election of directors, and the third proposal, increase of the authorized share capital requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, TranShare Corporation, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Annual General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Annual General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Annual General Meeting in person. If you attend the Annual General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Annual General Meeting will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, and do not attend the Annual General Meeting and vote in person with a proxy from your broker, bank or other nominee, your shares will not be counted for purposes of determining quorum or for purposes of the voting results.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual General Meeting by:

●	Submitting a new proxy electronically over the Internet or by fax after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Annual General Meeting; or
●	Attending the Annual General Meeting and voting in person.

Please note that to be effective, your new proxy card, fax or email voting instructions or written notice of revocation must be received by us prior to the Annual General Meeting and, in the case of internet or mail voting instructions, must be received before 4:00 A.M. Beijing time on March 23, 2023 (4:00 P.M. Eastern time on March 22, 2023). If you have submitted a proxy, your appearance at the Annual General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Annual General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Annual General Meeting for the purpose of soliciting additional proxies will allow Farmmi shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Annual General Meeting as adjourned, recessed or postponed.

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Board of Directors’ Recommendation

After careful consideration, the Company’s Board has determined that the proposed resolutions are fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the ratification of the auditor;

“FOR” the nominees;

“FOR” the increase of the authorised share capital, and

“FOR” such other business as may properly come before the meeting or any adjournment thereof.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Farmmi. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, email or other means of communication. No additional compensation will be paid for such services.

Other Matters

At this time, we know of no other matters to be submitted at the Annual General Meeting.

Householding of Annual General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Farmmi ordinary shares, you may submit questions via email to akotlova@bizsolaconsulting.com.

 PROPOSAL 1:   RATIFICATION OF THE APPOINTMENT OF YCM CPA INC.

What am I voting on?

A proposal to approve an Ordinary Resolution that the appointment of YCM CPA Inc. to serve as the independent registered public accounting firm of Farmmi for the fiscal year ending September 30, 2023 be ratified and approved. The Audit Committee of the Board has appointed YCM CPA Inc. to serve as the Company’s fiscal 2023 independent registered public accounting firm, effective upon the same time.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. YCM CPA Inc. served as the Company’s independent registered public accounting firm for the fiscal years ended September 30, 2022 and 2021.

What services does YCM CPA Inc. provide?

Audit services provided by YCM CPA Inc. for fiscal 2023 will include the examination of the consolidated financial statements of the Company and services related to periodic filings with the SEC.

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Will a representative of YCM CPA Inc. be present at the meeting?

We do not expect that any representative of YCM CPA Inc. will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of YCM CPA Inc. is not ratified, the Audit Committee of the Board will reconsider the appointment.

Required Vote

The ratification of the appointment of YCM CPA Inc. requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF

THE APPOINTMENT OF YCM CPA INC. AS THE COMPANY’S

FISCAL 2023 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 2: ELECTION OF DIRECTORS

What am I voting on?

A proposal to approve an Ordinary Resolution that Yefang Zhang, Zhengyu Wang, Hongdao Qian, Hui Ruan and Qinyi Fu be reelected as directors of the Company, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified.

General

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Ms. Yefang Zhang, Mr. Zhengyu Wang, Mr. Qinyi Fu, Mr. Hongdao Qian and Dr. Hui Ruan. At the 2023 Annual Meeting, the shareholders will vote on the reelection of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

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Nominees for Directors

Ms. Yefang Zhang

Chairwoman and CEO

Age — 58

Director since 2015

Ms. Zhang has been our Chairwoman and CEO since July 2015. Ms. Zhang has been the sole shareholder and the director of FarmNet Limited since its incorporation in July 2015. Ms. Zhang has been the general manager of Farmmi International since August 2015. Ms. Zhang was the executive director of FLS Mushroom from March 2011 to September 2016. Since 2013, Ms. Zhang has been a director of Tantech Holdings Ltd. (“Tantech”), a NASDAQ Capital Market listed company, Tanbsok Group Ltd. and USCNHK Group Limited. Ms. Zhang was also a director of Zhengjiang Tantech Bamboo Technology Co., Ltd. from January 2011 to May 2016. Ms. Zhang has been a director of Daxing’anling Hualin Investment Management Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. which has been dissolved. From 1991 to 1994, she was a teacher at Wenzhou Wencheng Huangtan Middle School. She earned her degree of junior college in Geography from Wenzhou Normal College in July 1991. Ms. Zhang has extensive knowledge and experience in company management and food industry. Ms. Zhang is the wife of our director, Mr. Wang.

Ms. Zhang is nominated to serve another term as a director because of her strong understanding of our industry and business.

Mr. Zhengyu Wang

Director

Age — 56

Director since 2017

Mr. Wang has been our director since February 2017. Mr. Wang is a seasoned veteran in business, Mr. Wang has been the executive director of almost all of FMI’s Chinese subsidiaries (Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network, Forest Food and Farmmi Food) since their incorporation, except FLS Mushroom where he has served as the executive director since September 2016. He was also the manager or the general manager of Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Nongyuan Network since their incorporation until July 2017. Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our director and CEO, Ms. Yefang Zhang. Mr. Wang has been the Chairman and CEO of Forasen Group since September 2006, and the executive director and the general manager of Forasen Holding Group Ltd. Co. since September 2013. Mr. Wang has also been the Chairman and CEO of Tantech since July 2014 and recently resigned from the CEO position. He has been the executive director and/or general manager of various subsidiary companies under Tantech and charcoal business related companies (Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Tantech Bamboo Charcoal Co., Ltd., Zhejiang Tantech Energy Technology Co., Ltd., Hangzhou Tanbo Technology Co., Ltd., Shanghai Jiamu Investment Management Co., Ltd., Hangzhou Jixi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd.). Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, Hangzhou Nanlin Energy Technology Ltd. Co.’s general manager since March 2012 and executive director from March 2012 to September 2016, the executive director of Zhejiang Tesiyang New Energy Complete Equipment Ltd. Co. since March 2016, and the executive director and general manager of Hangzhou Forasen Technology Ltd. Co. since November 2012, of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called “Zhejiang University”) in Hangzhou, China in July 1990. Mr. Wang is the husband of our director, Ms. Zhang.

Mr. Wang is nominated to serve another term as a director because he has significant experience in leading and advising our Company and understands our industry.

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Mr. Hongdao Qian

Independent Director

Age — 61

Director since 2017

Mr. Qian has been our independent director since July 2017. Mr. Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian currently is an independent director of Tantech, a Nasdaq listed company and a related party of us. He is also an independent director of Zhejiang Sunflower Light Energy Science & Technology LLC, a public company listed on Shenzhen Stock Exchange in China, Zhejiang Kema Moca Material Limited Company, a public company listed on National Equities Exchange and Quotations in China and OuBao Security Technology Co., Ltd., a private company. Mr. Qian currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England.

Mr. Qian is nominated to serve another term as a director because of his expertise in economics and law.

Dr. Hui Ruan

Independent Director

Age — 56

Director since June 2020

Dr. Ruan has been our independent director since June 2020. Dr. Hui Ruan has been an associate professor and a supervisor of master’s degree program at the College of Biosystems Engineering and Food Science of Zhejiang University in China from 2003. Dr. Ruan has been a member of the youth committee of the Chinese Institute of Food Science and Technology since 2007. From 2005 to 2006, he cooperated with a number of universities in U.S. to conduct research as a visiting scholar. Dr. Ruan has received a second prize of National science and technology improvement award and a first prize of Zhejiang science and technology improvement award. He is awarded more than 60 patents and published over 100 papers. Dr. Ruan has been a peer review expert at Chinese national natural science fund, three provincial natural science funds, and several international journals including Carbohydrate Polymer, Journal of Food Science and New Biotechnology. Dr. Ruan received his doctoral degree in food science and engineering from Zhejiang University in 2003, his master degree of physiology from Hangzhou University in 1995, and his bachelor degree of biology from Hangzhou University in 1990.

Dr. Ruan is nominated to serve another term as a director because of his rich academic experiences in food science.

Mr. Qinyi Fu

Independent Director

Age — 39

Director since June 2021

Mr. Fu has been our independent director since June 2020. Mr. Fu is a PRC Certified Public Accountant. He has been a partner at Da Hua Certified Public Accountants since June 2018. Prior to joining Da Hua Certified Public Accountants, he was a partner at Ruihua Certified Public Accountants from December 2015 to May 2018, a manager in Deloitte China Certified Public Accountants from January 2012 to December 2015, and an auditor in Ernst & Young China Certified Public Accountants from September 2010 to January 2012. Since October 2018, Mr. Fu has been an independent director at Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT) and a member of its audit committee. Mr. Fu received his bachelor’s degree in international economics and trade in July 2007 and his master’s degree in international economics in July 2010, both from Xiamen University.

Mr. Fu is nominated to serve as a director because of his rich audit experiences.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

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Board Leadership Structure

Ms. Yefang Zhang serves as the Chairwoman of the Board. In addition, she has served as our Chief Executive Officer since July 2015. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and we do not anticipate having a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Board Diversity Matrix

The matrix below summarizes certain information regarding the diversity of our Board as of the date of this proxy statement. Each of the categories listed in the table below has the meaning set forth in Nasdaq Rule 5605(f).

Country of Principal Executive Offices:	China
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	5

Gender Identity	Female		Male
Directors	1		4
Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1
LGBTQ+		-
Did not disclose demographic background		-

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board makes all relevant Company decisions. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Required Vote

The approval of the election of director proposal requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT FARMMI SHAREHOLDERS VOTE “FOR”

THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL 3:   INCREASE OF THE AUTHORIZED SHARE CAPITAL

What am I voting on?

A proposal, in accordance with Article 39(a)(i) of the Company’s Articles of Association, to approve an ordinary resolution that the authorised share capital of the Company be increased from:

(i)	US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each,

to:

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(ii)	US$2,500,000 divided into 100,000,000 ordinary shares of US$0.025 par value each,

by the creation of additional 76,000,000 ordinary shares of US$0.025 par value each.

Required Vote

The approval of the authorized share increase requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT FARMMI SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE AUTHORIZED SHARE CAPITAL INCREASE.

OTHER MATTERS

As of the date of this proxy statement, the Board of Farmmi knows of no matters that will be presented for consideration at the Annual General Meeting other than as described in this proxy statement. If any other matters properly come before the Annual General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Ratification of the Auditor proposal, Election of Directors proposal, Authorized Share Capital Increase proposal, and such other business as may properly come before the meeting or any adjournment thereof. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated February 17, 2023. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 1, 3 and 4.

		FOR	AGAINST	ABSTAIN
1.	Ordinary Resolution THAT YCM CPA Inc. be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.	☐	☐	☐

2.

Ordinary Resolution THAT the following nominees be elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified.

	Yefang Zhang	☐	☐	☐
	Zhengyu Wang	☐	☐	☐
	Qinyi Fu	☐	☐	☐
	Hongdao Qian	☐	☐	☐
	Hui Ruan	☐	☐	☐

3.

Ordinary Resolution THAT the authorised share capital of the Company be increased from (i) US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each, to (ii) US$2,500,000 divided into 100,000,000 ordinary shares of US$0.025 par value each, by the creation of additional 76,000,000 ordinary shares of US$0.025 par value each.

	☐	☐	☐

4.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

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FARMMI, INC. Annual General Meeting of Shareholders March 23, 2023 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time, on March 22, 2023)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FARMMI, INC.

The undersigned shareholder(s) of Farmmi, Inc. (the “Company”), hereby appoint(s) Yefang Zhang or ______ as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held on March 23, 2023, at 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time, on March 22, 2023), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

FARMMI, INC.

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 4:00 A.M. on March 23, 2023, Beijing Time (4:00 P.M., Eastern Time, on March 22, 2023). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com.

VOTE BY FAX

Please fax your signed proxy card to 1.727.269.5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

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